FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number: 0-30324

Radware Ltd.

(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Notice of 2005 Annual General Meeting of Shareholders and Proxy Statement,

Dated November 2, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: November 2, 2005

By: _/s/ Meir Moshe_________

Meir Moshe

Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

1.1

Notice of 2005 Annual General Meeting of Shareholders

                                          and Proxy Statement, Dated November 2, 2005

EXHIBIT 10.1

RADWARE LTD.

NOTICE OF 2005 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SUNDAY, DECEMBER 11, 2005

Notice is hereby given that the 2005 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “meeting”) of RADWARE LTD. (the “Company”) will be held on Sunday, December 11, 2005, at 10:00 A.M. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv, Israel, for the following purposes:

(1)

To re-elect Mr. Christopher McCleary and to elect Messrs. Kenneth Sichau and Hagen Hultzsch as directors of the Company until the annual general meeting of shareholders to be held in 2008;

(2)

to re-appoint the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix the remuneration of the auditors in accordance with the volume and nature of their services;

(3)

to approve the Company’s Directors and Officers’ Liability Insurance Policy for the period of November 1, 2004 through October 31, 2005, and for the period of November 1, 2005 through October 31, 2006;

(4) to approve the grant of 30,000 options to Mr. Kenneth Sichau, and the increase in the number of Ordinary Shares reserved under the Company’s Key Employee Share Incentive Plan accordingly;

(5)

to approve the grant of 30,000 options to Mr. Hagen Hultzsch, and the increase in the number of Ordinary Shares reserved under the Company’s Key Employee Share Incentive Plan accordingly;

 (6)

to approve an increase in the number of Ordinary Shares reserved under the Company’s Key Employee Share Incentive Plan;

(7)

to approve an amendment to the Company’s Articles of Association in order to incorporate recent changes in the Israeli Companies Law;

(1)

to approve an amendment to the form of indemnity letters issued by the Company in favor of officers and directors;

(9)

to present and discuss the financial statements of the Company for the year ended December 31, 2004 and the Auditors’ Report in respect thereof; and

(10)

to transact such other business as may properly come before the meeting or any adjournment thereof.

Shareholders of record at the close of business on November 2, 2005, are entitled to notice of, and to vote at, the meeting.  All shareholders are cordially invited to attend the Annual General Meeting in person.

Whether or not you plan to attend the meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States.  Return of your proxy does not deprive you of your right to attend the meeting, to revoke the proxy and to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 32 of the Articles of Association of the Company, a notice may be given by the Company to the joint holders of a share by giving notice to the joint holder named first in the Company’s register of shareholders in respect of the shares.

By Order of the Board of Directors

/s/YEHUDA ZISAPEL

Chairman of the Board of Directors

/s/ROY ZISAPEL
President and Chief Executive Officer

Date: November 2, 2005

A letter to the Shareholders, which includes 2004 highlights and financial information, is enclosed, but is not a part of the proxy solicitation material.

RADWARE LTD.
22 RAOUL WALLENBERG ST.
TEL AVIV 69710, ISRAEL

_____________________

PROXY STATEMENT

_____________________

2005 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.10 nominal value (the “Ordinary Shares”) of RADWARE LTD. (“Radware” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2005 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The meeting will be held on Sunday, December 11th, 2005 at 10:00 A.M. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv, Israel.

SOLICITATION OF PROXIES

It is proposed that at the Annual Meeting, resolutions be adopted as follows:

(1) To re-elect Mr. Christopher McCleary and elect Messrs. Kenneth Sichau and Hagen Hultzsch to the Board of Directors of the Company, until the annual general meeting of shareholders to be held in 2008;

(2) to re-appoint the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix the remuneration of the auditors in accordance with the volume and nature of their services;

(3) to approve the Company’s Directors and Officers’ Liability Insurance Policy for the period of November 1, 2004 through October 31, 2005, and for the period of November 1, 2005 through October 31, 2006;

(4) to approve the grant of 30,000 options to the Company’s Director,  Mr. Kenneth Sichau and the increase in the number of Ordinary Shares reserved under the Company’s Key Employee Share Incentive Plan accordingly;

(5) to approve the grant of 30,000 options to the Company’s Director,  Mr. Hagen Hultzsch, and the increase in the number of Ordinary Shares reserved under the Company’s Key Employee Share Incentive Plan accordingly;

 (6) to approve an increase in the number of Ordinary Shares reserved under the Company’s Key Employee Share Incentive Plan ;

(7) to approve an amendment to the Company’s Articles of Association in order to incorporate recent changes in the Israeli Companies Law;

(8) to approve an amendment to the form of Indemnity letters issued by the Company in favor of officers and directors;

(9) to present and discuss the financial statements of the Company for the year ended December 31, 2004 and the Auditors’ Report in respect thereof; and

(10) to transact such other business as may properly come before the meeting or any adjournment thereof.

A form of proxy for use at the meeting and a return envelope for the proxy are also enclosed.  Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the meeting.  However, if the shareholder attends the Annual General Meeting and does not elect to vote in person, his or her proxy will not be revoked.  Unless otherwise indicated on the form of proxy, if the proxy is properly executed and received by the Company prior to the meeting, shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented to the meeting, as described above.  If specification is made by the shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification.  On all matters considered at the Annual General Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

The Company is currently not aware of any other matters which will come before the Annual General Meeting.  If any other matters come before the Annual General Meeting, the persons designated as proxies intend to vote thereon in accordance with their best judgment on such matters.

Proxies for use at the meeting are being solicited by the Board of Directors of the Company.  Proxies are being mailed to shareholders on or about November 7, 2005 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on November 2, 2005 will be entitled to notice of and to vote at the Annual General Meeting and any adjournments or postponements thereof.  On November 2, 2005, the Company had issued and outstanding 18,988,569 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the meeting.  Two or more persons, each being a shareholder, a proxy for a shareholder or an authorized representative of a corporate shareholder, holding together Ordinary Shares conferring in the aggregate 35% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the meeting.

SECURITY OWNERSHIP BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of November 1, 2005, the number of Ordinary Shares owned beneficially by (i) all persons known to the Company to own beneficially more than 5% of the Company’s Ordinary Shares, and (ii) all directors and officers as a group.

The information contained herein has been obtained from the Company’s records, from public filings or from information furnished by the individual or entity to the Company.

Name	Number of ordinary shares	Percentage of outstanding ordinary shares
Yehuda Zisapel (1)	2,597,477	13.7%

All directors and executive officers as a group (12 persons) (2)	4,406,104_	23.2%

(1)

Includes 550,000 ordinary shares owned of record by Carm-AD Ltd., an Israeli company, which is controlled by Yehuda Zisapel, its major shareholder and 20,000 options which are fully vested.

(2)

Consists of 3,158,604 shares and 1,247,500 options which are fully vested or which will be fully vested within the next 60 days.

ITEM 1

ELECTION OF DIRECTORS

Pursuant to the Company’s Articles of Association, the Board of Directors is divided into three classes: Class I, Class II and Class III.  Each director, when and however elected, is designated as a member of a certain class of directors.

Each director (other than a director elected to fill a vacancy in accordance with the Articles of Association of the Company) serves for a term ending on the date of the third annual general meeting following the annual general meeting at which such director was elected; provided, that each initial director in Class I serves for a term ending on the date of the annual general meeting in 2006; each initial director in Class II served for a term ending on the date of the annual general meeting in 2004; and each initial director in Class III will serve for a term ending on the date of the annual general meeting in 2005.  The term of service of Mr. Christopher McCleary, the only director in Class III, expires on the date of this year’s Annual General Meeting. Messrs. Kenneth Sichau and Hagen Hultzsch were appointed as directors after last year’s annual general meeting and were not assigned to any class.

We currently have a board of 8 directors, including two Outside Directors. Outside Directors are elected for a three-year term and neither of our Outside Directors is due for election at the meeting (for further details see below).

Directors will be elected at the Annual General Meeting by the vote of the holders of a majority of the voting power represented at such meeting, in person or by proxy, and voting on the election of directors.

It is intended that proxies (other than those directing the proxy holders to vote against the listed nominees or to abstain) will be voted for the re-election of Mr. Christopher McCleary, and for the election of Messrs. Kenneth Sichau and Hagen Hultzsch, each to hold office for a term ending at the third annual general meeting following their election, i.e. until the annual general meeting held in the year 2008, and until their successors shall have duly taken office, unless their office is earlier vacated under any relevant provision of the Articles of Association of the Company. These nominees were approved and recommended to the Board by the Company’s independent directors.

In the event such nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment.  The Company is not aware of any reason why the nominees, if elected, should be unable to serve as directors.  The Company does not have any understanding or agreement with respect to the future election of the above nominees.

The following biographical information is supplied with respect to the person nominated and recommended to be elected by the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by the nominees.

Christopher McCleary has served as a member of our board of directors since February 2000.  Mr. McCleary is currently a Venture Partner at Blue Chip Venture Company. He was previously the founder, Chairman and CEO of Evergreen Assurance, Incorporated.  Mr. McCleary was previously non-executive Chairman of USinternetworking Inc., or USi, and served as the Chairman and Chief Executive Officer of USi from January 1998 until June 2000.  Prior to founding USi, he was the Chairman and Chief Executive Officer of DIGEX, Inc. from January 1996 to December 1997.  From October 1990 to January 1996,       Mr. McCleary served as Vice President and General Manager for Satellite Telephone Service at American Mobile Satellite Corporation, a satellite communications company.  Mr. McCleary holds a BGS degree from the University of Kentucky.

Kenneth E. Sichau  has served as a member of our board of directors since October 2004. Mr. Sichau is a seventeen year veteran of the telecommunications industry, having held senior leadership positions in sales, marketing, product management and operations. Most recently he was President, AT&T Business Sales for AT&T where he was an EVP and a member of AT&T’s Executive Committee. He retired from AT&T in 2003.  Prior to AT&T, he was a Vice President of Business Development at Marriott Corporation. Currently Mr. Sichau serves as a management advisor to small and mid- size companies. Mr. Sichau is a veteran of the U.S. Navy, where he served as a Naval Aviator. He holds a BS degree from the US Naval Academy and a MBA degree from Harvard Business School.

Hagen Hultzsch has served as a member of our board of directors since January 2005. Dr. Hultzsch served on the Board of Management of Deutsche Telekom AG from 1993 until 2001. Since 2001, Dr. Hultzsch has served on the Boards or Advisory Boards of several companies and academic institutions. As of March 2005, he serves as a Board Member in the following companies: InSynCo AG, VoiceObjects AG, T-Systems Solutions for Research, ICANN Inc., TranSwitch Corporation Inc., SCM-Microsystems Inc., RIT Ltd, Aspect Corporate Advisors, EUTEX AG, SUP Consultants, Convergys Inc., Communardo Software GmbH, TVM GmbH, XTraMind Technologies GmbH, Narus Corporation Inc., Actelis Networks Inc., Axerra Networks, Ceragon Networks, International Club La Redoute Bonn. Dr. Hultzsch holds a PhD. from Mainz University.

It is proposed that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that Mr. Christopher McCleary is hereby re-elected and Messrs. Kenneth Sichau and Hagen Hultzsch are hereby elected to serve as members of the Board of Directors of the Company until their successors are duly elected and qualified, in Class III, i.e., the term of their appointment shall expire at the Annual General Meeting for the year 2008.”

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

The Board of Directors recommends a vote FOR the election of all the said nominees.

Other Members of the Board Continuing in Office

Yehuda Zisapel, co-founder of our Company, has served as our Chairman of the Board of Directors since Radware’s inception.  Mr. Zisapel also serves as a director of Radware Inc.  Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, and BYNET Data Communications Ltd., a distributor of data communications products in Israel, Chairman of the Board of Directors of RIT Technologies Ltd., and a director of other companies in the RAD-Bynet Group, including SILICOM Ltd., and several private companies. Mr. Zisapel has a B.Sc. and an M.Sc. degree in electrical engineering as well as an Award of Honorary Doctorate (DHC-Doctor Honoris Causa) from the Technion, Israel Institute of Technology and an M.B.A. degree from Tel Aviv University.  Yehuda Zisapel is the father of Roy Zisapel.

Roy Zisapel, co-founder of our company, has served as our President and Chief Executive Officer and a director since our inception.  Mr. Zisapel also serves as a director of Radware Inc. and other subsidiaries.  From February 1996 to March 1997, Mr. Zisapel was a team leader of research and development projects for RND Networks Ltd.  From July 1994 to February 1996, Mr. Zisapel was employed as a software engineer for unaffiliated companies in Israel. Mr. Zisapel serves as a director in Infogate On Line Ltd.  Mr. Zisapel has a B.Sc. degree in mathematics and computer science from Tel-Aviv University.  Roy Zisapel is the son of Yehuda Zisapel.

Yiftach Atir has served as a director since November 1997.  Since January 2003, Mr. Atir has been a private businessman in the field of investments and investment banking.  From August 2000 until January 2003, Mr. Atir served as the Managing Director of Koor Corporation Venture Capital.  Until July 2000, Mr. Atir served as a managing director in Evergreen Venture Capital Funds, a management company for a group of technology focused venture capital funds, where he had been employed since November 1994.  Prior to joining Evergreen, Mr. Atir served as a Brigadier General in the Intelligence Corps of the Israel Defense Forces.  Mr. Atir also serves as a director in Aran Research and Development (1982) Ltd.  Mr. Atir has a B.A. in political science from Haifa University and an M.B.A. from Tel Aviv University.

Avigdor Willenz has served as a director since October 1999.  From November 1992 until January 2001, Mr. Willenz served as Chief Executive Officer and Chairman of the Board of Directors of Galileo Technology Ltd.  During the years 2001-2002, Mr. Willenz served as a director in Marvell® Technology Group Ltd. Mr. Willenz currently serves as a director in both UC Laser Ltd. and Wintegra Inc.  Mr. Willenz holds a B.S.E.E. from the Technion, Israel Institute of Technology.

Liora Katzenstein  has served as a director since January 2001.  In 1996 Prof. Katzenstein founded and has since served as President of ISEMI – Israel School of Entrepreneurial Management and Innovation (Part of Swinburne University of Technology’s (Australia) Graduate School of Entrepreneurship).  Prof. Katzenstein also lectured in Business Administration at the Harvard Business School, Tel Aviv University, Nanyang Technological University (Singapore), the Technion, Israel Institute of Technology and in the Israeli Management Center.  From 1995 to 1996 Prof. Katzenstein was an associate Dean at TISOM – Tel Aviv International School of Business, and from 1992 to 1995 she was a Senior Lecturer at the Tel Aviv University Recanati Graduate School of Business Administration.  Prof. Katzenstein also serves as a director in Radvision Ltd., RiT Technologies Ltd. and OTI Ltd. Prof. Katzenstein has a ‘License’ and a Ph.D. in International Economics from the Graduate Institute of International Studies, University of Geneva, and an MALD in Law and Diplomacy from the Fletcher School of Law and Diplomacy, Tufts University.

Board Meeting and Committees

During the year 2004, the Board of Directors held seven (7) meetings. The Board of Directors has established an Audit Committee, which is comprised of Mr. Yiftach Atir, Mr. Avigdor Willenz, Mr. Christopher McCleary, Prof. Liora Katzenstein, Mr. Kenneth Sichau and Mr. Hagen Hultzsch, all of whom qualify as Independent Directors, as determined under the Nasdaq rules. Mr. Yiftach Atir and Mr. Christopher McCleary are financial experts as defined in the applicable Nasdaq regulations. The Audit Committee exercises the powers of the Board of Directors with respect to the Company’s accounting, reporting and financial control practices.  The Board of Directors has established a Compensation Committee, which consists of Mr. Kenneth Sichau, Mr. Christopher McCleary and Mr. Avigdor Willenz, and which administers the Company’s share option plan, subject to Board approval.

Executive Compensation

The aggregate direct compensation paid to or accrued for the account of all directors and executive officers as a group during the 2004 fiscal year was $1,297,000.  This amount includes officers’ compensation, amounts set aside or accrued to provide pension, retirement, insurance or similar benefits, amounts expended by the Company for automobiles made available to its officers and expenses (including business association dues and expenses) for which officers were reimbursed.

Stock Options

The total number of options granted to officers and directors of the Company during 2004 as a group was 210,000 at an average exercise price of $19.19.

ITEM 2

RE-APPOINTMENT OF AUDITORS

At the meeting, the shareholders will be asked to approve the Audit Committee’s recommendation to re-appoint Kost, Forer, Gabbay & Kasierer, a member of the Ernst & Young international accounting firm, and independent certified public accountants in Israel, as our auditors until immediately following the next annual general meeting of shareholders.  They have no relationship with the Company or with any affiliate of the Company except, to a limited extent, as tax consultants.  The Board of Directors believes that such limited non-audit function does not affect the independence of Kost, Forer, Gabbay & Kasierer.  A representative of the auditors will be present at the meeting and will be available to respond to appropriate questions from shareholders

The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors, as contemplated by the U.S. Sarbanes-Oxley Act.

It is proposed that at the Annual General Meeting the following resolutions be adopted:

“RESOLVED, that Kost, Forer, Gabbay & Kasierer, a member of the Ernst & Young international accounting firm, be, and they hereby are, re-appointed as auditors of the Company until immediately following the next annual general meeting of the Company’s shareholders.

RESOLVED, that the Board of Directors of the Company be authorized to delegate to the Audit Committee the authority to fix the remuneration of said auditors in accordance with the volume and nature of their services.”

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

The Board of Directors recommends a vote FOR the approval of the proposed resolutions.

ITEM 3

APPROVAL OF COMPANY’S DIRECTORS AND OFFICERS’ LIABILITY INSURANCE FOR 2005

The Companies Law and the Company’s Articles of Association authorize the Company, subject to the requisite corporate approvals, to purchase an insurance policy for the benefit of its officers and directors for liability by reason of certain acts or omissions committed while serving in their respective capacities as officers or directors.

The Companies Law provides that a company may not enter into an insurance policy which would provide coverage for the liability of an officer or director for: (a) a breach of his or her duty of loyalty, except if he or she acted in good faith and had reasonable grounds to believe that such act would not prejudice the interests of the Company and is otherwise permitted by law; (b) a breach of his or her duty of care committed intentionally or recklessly; (c) an act or omission done with the intent to unlawfully recognize personal gain; or (d) a fine or monetary settlement imposed upon him or her.

Under the Israeli Companies Law, the insurance of directors requires the approval of our Audit Committee, followed by our Board of Directors and then followed by our shareholders.

Our Audit Committee and Board of Directors approved the purchase of a Directors and Officers’ Liability Insurance Policy from AIG for the period commencing on November 1, 2004 and ending on October 31, 2005.  The aggregate coverage under the policy is $5,000,000; the premium paid by the Company is $119,000 per annum (compared to $172,000 in 2004, due to a decrease in premiums) and the Company’s contribution for each securities claim under the policy is $350,000. For the period commencing on November 1, 2005 and ending on October 31, 2006 our Audit Committee and Board of Directors approved the purchase of a Directors and Officers Liability Insurance Policy from AIG with an aggregate coverage of $5,000,000 for a premium paid by the Company of $85,000 per annum, and company contribution for each security claim under the policy of $250,000. In addition, the Audit Committee and Board of Directors approved a “Side A Excess Liability” Insurance Policy from XL Insurance (Europe) Ltd., to cover excess claims up to an aggregate coverage of $5,000,000, for a premium of $50,000. The shareholders are being asked to approve the purchase by the Company of such insurance coverage for the benefit of all of our directors that may serve from time to time.

It is proposed that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that the purchase of a Directors and Officers’ Liability Insurance Policy from AIG for the period commencing on November 1, 2004 and ending on October 31, 2005, and for the period commencing on November 1, 2005 and ending on October 31, 2006, with aggregate coverage of $5,000,000, as well as the purchase of “Side A Excess Liability” Insurance Policy from XL Insurance (Europe) Ltd. for the period commencing on November 1, 2005 and ending on October 31, 2006, with aggregate coverage of $5,000,000, for the benefit of all of the directors of the Company that may serve from time to time, is hereby approved.”

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM ~~4~~

APPROVAL OF GRANT OF OPTIONS TO THE COMPANY’S DIRECTOR, MR. SICHAU

At the 2002 Annual Meeting, the Company’s shareholders adopted a policy according to which each independent director will be granted, so long as he/she shall serve as a member of the Board of Directors of the Company, per each year of service, options to purchase ten thousand (10,000) Ordinary Shares of the Company. The options are granted in advance for three years (30,000) and with a vesting schedule of 10,000 per annum. For the purpose of this resolution an “independent director” means a director who qualified as an Independent Director under the rules of The Nasdaq Stock Market (including external directors, as defined in the Israeli Companies Law).

Mr. Kenneth Sichau qualifies as an Independent Director under the rules of The Nasdaq Stock Market. In accordance with the above policy, in connection with Mr. Sichau’s appointment to the Board for a three (3) year period, the Board of Directors (with Mr. Sichau abstaining) has approved, after receipt of a recommendation by the Audit Committee and subject to the approval of the shareholders of the Company, the grant of options to purchase 30,000 Ordinary Shares to Mr. Sichau which will vest over a period of three (3) years, and have an exercise price equal to $17.

The said grant of options will not be made if the proposal to elect Mr. Sichau pursuant to Item 1 is not approved.

It is proposed that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, to approve the grant of options to purchase 30,000 Ordinary Shares, which will vest over a period of three (3) years, and have an exercise price of $17 per share, to the Company’s Director, Mr. Kenneth Sichau;, and to approve the increase in the number of Ordinary Shares reserved under the Company’s Key Employee Share Incentive Plan by an additional 30,000 shares to allow this allocation.”

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

Since Mr. Sichau has a personal interest in the foregoing proposed resolution, he refrains from making a recommendation with respect to such resolution.

ITEM 5

APPROVAL OF GRANT OF OPTIONS TO THE COMPANY’S DIRECTOR, MR. HULTZSCH

At the 2002 Annual Meeting, the Company’s shareholders adopted a policy according to which each independent director will be granted, so long as he/she shall serve as a member of the Board of Directors of the Company, per each year of service, options to purchase ten thousand (10,000) Ordinary Shares of the Company. The options are granted in advance for three years (30,000) and with a vesting schedule of 10,000 per annum. For the purpose of this resolution an “independent director” means a director who qualified as an Independent Director under the rules of The Nasdaq Stock Market (including external directors, as defined in the Israeli Companies Law).

Mr. Hagen Hultzsch qualifies as an Independent Director under the rules of The Nasdaq Stock Market. In accordance with the above policy, in connection with Mr. Hultzsch’s appointment to the Board for a three (3) year period, the Board of Directors (with Mr. Hultzsch abstaining) has approved, after receipt of a recommendation by the Audit Committee and subject to the approval of the shareholders of the Company, the grant of options to purchase 30,000 Ordinary Shares to Mr. Hultzsch, which will vest over a period of three (3) years, and have an exercise price equal to the market price per share on the date of this Annual General Meeting.

The said grant of options will not be made if the proposal to elect Mr. Hultzsch pursuant to Item 1 is not approved.

It is proposed that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, to approve the grant of options to purchase 30,000 Ordinary Shares, which will vest over a period of three (3) years, and have an exercise price equal to the market price per share on the date of this Annual General Meeting, to the Company’s Director, Mr. Hagen Hultzsch, and to approve the increase in the number of Ordinary Shares reserved under the Company’s Key Employee Share Incentive Plan by an additional 30,000 shares to allow this allocation.”

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

Since Mr. Hultzsch has a personal interest in the foregoing proposed resolution, he refrains from making a recommendation with respect to such resolution.

ITEM 6

APPROVAL OF AN INCREASE IN THE NUMBER OF SHARES RESERVED
UNDER THE KEY EMPLOYEE SHARE INCENTIVE PLAN

In June 1997, we adopted our Key Employee Share Incentive Plan (1997) (the “Plan”). In April 2001, our shareholders approved an increase in the number of Ordinary Shares reserved under the Plan by 5% of the issued and outstanding share capital of the Company for the year 2001, and by an additional 4% of the issued and outstanding share capital of the Company for each of the years 2002 and 2003.  In June 2003, our shareholders approved an increase in the number of Ordinary Shares reserved under the Plan by 200,000 and by an additional 3% of the issued and outstanding share capital of the Company for the year 2004.  In September 2004, our shareholders approved an increase in the number of Ordinary Shares reserved under the Plan by 3% of the issued and outstanding share capital of the Company for the year 2005.

As of December 31, 2004, 6,311,690 Ordinary Shares have been reserved for option grants under the Plan, of which we have granted options to purchase 6,308,647 Ordinary Shares (including 1,820,573 to Roy Zisapel, our President and Chief Executive Officer) at a weighted average exercise price of $10.07 per Ordinary Share.  Because, among other things, we intend to grant further options under the Plan to our directors, executive officers and employees, our Board of Directors resolved to amend the Plan in order to increase the number of Ordinary Shares reserved under the Plan by an additional 3% of the issued and outstanding share capital of the Company (after giving effect to the aggregate increase of 60,000 Ordinary Shares in the number of Ordinary Shares reserved under the Plan as proposed in Items 4 and 5 above).

It is proposed that at the Annual General Meeting the following resolutions be adopted:

“RESOLVED, to approve the increase in the number of Ordinary Shares reserved under the Company’s Key Employee Share Incentive Plan by 3% of the issued and outstanding share capital of the Company (after giving effect to the aggregate increase of 60,000 Ordinary Shares in the number of Ordinary Shares reserved under the Plan as proposed in Items 4 and 5 above)” and

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM 7

AMENDMENT OF THE COMPANY’S ARTICLES OF ASSOCIATION

In March 2005, several sections of the Israeli Companies Law were amended.  Some of these amendments relate to issues contained in the Company’s articles of association and we therefore propose to amend its articles of association accordingly. Prior to the March 2005 amendments, the Companies Law authorized a company, subject to certain limitations, to indemnify an officer or director of the Company by reason of acts or omissions committed in his or her capacity as an officer or director of the Company for:

•

a financial obligation imposed upon him or her by a court judgment, including a settlement or an arbitrator’s award approved by court; and

•

reasonable litigation expenses, including attorney’s fees, expended by an officer or director or charged to him or her by a court: (a) in a proceeding instituted against him or her by or on behalf of the Company or by another person, (b) in a criminal charge from which he or she was acquitted, or (c) in criminal proceedings in which he or she was convicted of a crime which does not require proof of criminal intent.

The March 2005 amendment added an additional category of indemnifiable expenses:  reasonable litigation expenses, including attorney’s fees, expended by the officer or director as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent.

A company may indemnify an officer or director after the fact, to the extent it is approved by the internal audit committee, board of directors and shareholders. With respect to undertakings to indemnify in the future, the Companies Law prior to the March 2005 amendment required that the undertaking be limited to types of occurrences which, in the opinion of the company’s board of directors, can be foreseen and to an amount the board of directors has determined is reasonable under the circumstances.  The March 2005 amendment modifies this condition.  It limits indemnification to occurrences deemed foreseeable by the board of directors in light of the actual activities of the company at the time the undertaking to indemnify is entered into.  In addition, in lieu of limiting the indemnification to a maximum amount, the limit can be based on specified criteria.  Finally, the undertaking must set forth the events deemed foreseeable by the board of directors and the maximum amount or criteria that the board of directors has determined to be reasonable under the circumstances.  The March 2005 amendment applies these conditions only to financial obligations imposed by a court judgment, settlement or court-approved arbitration award but not to expenses incurred.

In light of these amendments, our Board of Directors has approved, subject to the approval of our shareholders, an amendment to (i) Article 70(c) of our Articles of Association in order to more accurately reflect the current provisions of the Companies Law and which will permit us to continue to indemnify our directors and office holders to the fullest extent permitted by law and, in this opportunity, (ii) to amend Article 45(d) to clarify that natural persons are permitted to act as alternate directors in accordance with the Companies Law. The full text of the amendment is set forth in Appendix A.

It is proposed that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, to amend the Company’s Articles of Association as set forth in Appendix A attached to the Proxy Statement.”

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the resolution approving the amendment of the Articles of Association of the Company.

The Board of Directors recommends a vote FOR the approval of this proposed resolution

ITEM 8

INDEMNIFICATION OF DIRECTORS OF THE COMPANY, IN ACCORDANCE WITH A REVISED INDEMNITY AGREEMENT

The Israeli Companies Law and the Company’s Articles of Association permit the indemnification of office holders of the Company. The Company has provided indemnification letters in favor of the Company’s directors in a form that was approved by the shareholders in 2003.  In light of the March 2005 amendments to the Companies Law described in Item 7 of this Proxy Statement, the Company’s audit committee and board of directors have approved modifications to such indemnification letters, in the form of the revised agreement attached as Appendix B hereto, to ensure that the Company’s directors have indemnification to the fullest extent permitted by law. The Company’s indemnification letters do not exempt the directors from liability for breaches of their duty of care.

The amendment to the indemnification letters will not be made if the proposed related amendments to the Company’s articles of association in Item 7 are not approved.

The Board of Directors believes that providing indemnification to directors is an important factor in attracting and retaining highly-qualified individuals to serve on the Company’s Board of Directors and in motivating such individuals to devote their maximum efforts toward the advancement of the Company.

It is proposed that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that the Company’s undertaking to enter into an Indemnification Agreement with each of the Company’s directors, in the form of the agreement attached as Appendix B, be, and it hereby is, ratified and approved;

“RESOLVED, that for the purposes of the foregoing resolution, the term “director” shall include all present and future directors of the Company as shall serve from time to time.”

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on the matter, is required for the approval of the matter.

The Board of Directors recommends a vote “FOR” the approval of the proposed resolution

ITEM 9

REVIEW OF THE REPORT OF DIRECTORS,
FINANCIAL STATEMENTS AND AUDITOR’S REPORT

In accordance with applicable Israeli law, at the Annual General Meeting, the financial statements of the Company for the year ended December 31, 2004 and the related auditor’s report in respect thereof will be presented and discussed.

The auditors’ report and financial statements, as well as our annual report on Form 20-F (filed with the Securities and Exchange Commission on April 13, 2005), may be viewed on our website – www.radware.com or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov. None of the Auditors’ Report, the Consolidated Financial Statements, the Form 20-F and the contents of our website form part of the proxy solicitation material.

This item will not involve a vote of the shareholders.

COPIES OF THE COMPANY’S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2004, WHICH WAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WILL BE MAILED WITHOUT CHARGE TO ANY SHAREHOLDER ENTITLED TO VOTE AT THE ANNUAL GENERAL MEETING, UPON WRITTEN REQUEST TO: RADWARE LTD., 22 RAOUL WALLENBERG ST., TEL AVIV 69710, ISRAEL, ATTENTION: MEIR MOSHE, CFO.

ITEM 10

OTHER BUSINESS

Management currently knows of no other business to be transacted at the meeting, other than as set forth in the Notice of Annual General Meeting; but, if any other matters are properly presented to the meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

/s/YEHUDA ZISAPEL

Chairman of the Board of Directors

/s/ROY ZISAPEL

President and Chief Executive Officer

Dated:  November 2, 2005

APPENDIX A

Proposed Amendment to the Company’s Articles of Association:

Article 45 (d) will be deleted and replaced with the following:

Article 45(d):

Subject to the Companies Law, any natural person may act as an Alternate Director.

Article 70(c) will be deleted and replaced with the following:

Article 70(c):

“The Company may, to the fullest extent permitted by the Companies Law, indemnify an Office Holder in respect of an obligation or expense specified below imposed on the Office Holder in respect of an act performed in his capacity as an Office Holder, as follows:

(i)

a financial obligation imposed on him in favor of another person by a court judgment, including a compromise judgment or an arbitrator's award approved by court;

(ii)

reasonable litigation expenses, including attorney’s fees, expended by the Office Holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

(iii)

reasonable litigation expenses, including attorneys' fees, expended by an Office Holder or charged to the Office Holder by a court, in a proceeding instituted against the Office Holder by the Company or on its behalf or by another person, or in a criminal charge from which the Office Holder was acquitted, or in a criminal proceeding in which the Office Holder was convicted of an offense that does not require proof of criminal intent.

The Company may undertake to indemnify an Office Holder as aforesaid, (aa) prospectively, provided that, in respect of Article 70(c)(i), the undertaking is limited to events which in the opinion of the Board of Directors are foreseeable in light of the Company’s actual operations when the undertaking to indemnify is given, and to an amount or criteria set by the Board of Directors as reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify, and (bb) retroactively.”

APPENDIX B

Form of Revised Director Indemnity Agreement

[Marked to reflect additions to the Director Indemnity Agreement previously approved by the Shareholders Meeting]

AGREEMENT, dated as of ___________________, between RadwareLtd., an Israeli company (the “Company”), and ________, a director and Office Holder of the Company (the “Indemnitee”).

WHEREAS,

Indemnitee is a director and/or Office Holder of the Company;

WHEREAS,

both the Company and Indemnitee recognize the risk of litigation and other claims being asserted against Office Holders of public companies;

WHEREAS,

the Articles of Association of the Company authorize the Company to indemnify directors; and

WHEREAS,

in recognition of Indemnitee’s need for substantial protection against personal liability in order to assure Indemnitee’s continued service to the Company in an effective manner and Indemnitee’s reliance on the aforesaid Articles of Association and, in part, to provide Indemnitee with specific contractual assurance that the protection promised by the Articles of Association will be available to Indemnitee (regardless of, among other things, any amendment to or revocation or any change in the composition of the Company’s Board of Directors or acquisition of the Company), the Company wishes to provide in this Agreement for the indemnification of and the advancing of expenses to Indemnitee to the full extent (whether partial or complete) permitted by law and as set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and of Indemnitee continuing to serve the Company directly or, at its request, with another enterprise, and intending to be legally bound hereby, the parties hereto agree as follows:

1.

CERTAIN DEFINITIONS

1.1

Change in Control: shall be deemed to have occurred if: (i) any “person” (as such term is used in Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a corporation owned directly or indirectly by the shareholders of the Company in substantially the same proportions as their ownership of shares of the Company, is or becomes the “beneficial owner” (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing 20% or more of the total voting power represented by the Company’s then outstanding voting securities; or (ii) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board of Directors of the Company and any new director whose election by the Board of Directors or nomination for election by the Company’s shareholders was approved by a majority of the directors then still in office who either were directors at the beginning of the period of whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or (iii) the shareholders of the Company approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 80% of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the shareholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all the Company’s assets.

1.1

Company: means Radware Ltd., and for the purpose of section 2 and the Events listed in Schedule A shall include subsidiaries, affiliates, local branches and representative offices or Radware Ltd.

1.2

Office Holder:  as such term is defined in the Companies Law – 5759–1999.

1.3

Events: mean events which the Company’s Board of Directors determined, in light of the Company’s actual operations, to be foreseeable events which may expose the Indemnitee to liability or expense, as detailed in Schedule A to this Agreement.

1.4

Position: means the position of an Office Holder in the Company or any subsidiary of the Company or any entity in which Indemnitee serves as an Office Holder at the request of the Company either prior to or after the date hereof

2.

INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

2.1

The Company hereby undertakes to indemnify the Indemnitee to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on him/her with respect to the following:

2.1.1

monetary liability imposed on the Indemnitee in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court, for an act that the Indemnitee performed by virtue of being an Office Holder of the Company and/or holding any Position; and

 2.1.2

 reasonable litigation expenses, including attorney’s fees, expended by the Indemnitee   as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him or her and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

2.1.3

reasonable costs of litigation, including attorneys’ fees, expended by the Indemnitee or for which the Indemnitee has been charged by a court, in an action brought against the Indemnitee by or on behalf of the Company or a third party, or in a criminal action in which the Indemnitee was acquitted, or in a criminal offense for which the Indemnitee was convicted and for which a proof of criminal intent is not required.

The above indemnification shall apply to any act performed or failure to act by the Indemnitee in his/her capacity as an Office Holder of the Company or as the holder of any Position.

2.2

The Company’s indemnification undertaking pursuant to Section 2.1.1 shall cover the Events described in Schedule A hereto, and the indemnification amount payable by the Company under Section 2.1.1 for each Event shall be limited to the amounts set forth in Schedule A. The Company’s board of directors determined that the amounts set forth in Schedule A are reasonable considering the nature of the event.

2.3

If so requested by Indemnitee, the Company shall advance an amount (or amounts) estimated by it to cover Indemnitee’s reasonable litigation expenses, including attorneys’ fees, with respect to which Indemnitee is entitled to be indemnified under Section 2.1 above.

2.4

The Company’s obligation to indemnify Indemnitee and advance expenses in accordance with this Agreement shall be for such period as Indemnitee shall be subject to any possible claim or threatened, pending or completed action, suit or proceeding or any inquiry or investigation, whether civil, criminal or investigative, arising out of the Indemnitee’s service in the foregoing positions, whether or not Indemnitee is still an Office Holder of the Company or serving in any Position (the “Indemnification Period”).

3.

GENERAL LIMITATIONS ON INDEMNIFICATION

3.1

If, when and to the extent that the Indemnitee would not be permitted to be so indemnified under applicable law, the Company shall be entitled to be reimbursed by Indemnitee (who hereby agrees to reimburse the Company) for all such amounts theretofore paid, unless Indemnitee has commenced legal proceedings in a court of competent jurisdiction to secure a determination that Indemnitee should be indemnified under applicable law, in which event Indemnitee shall not be required to so reimburse the Company until a final judicial determination is made with respect thereto as to which all rights of appeal therefrom have been exhausted or lapsed. In addition, in such event the Company shall not be obligated to indemnify or advance any additional amounts to Indemnitee, unless there has been a determination by a court or competent jurisdiction that the Indemnitee would be permitted to be so indemnified under this Agreement.

3.2

The Company  undertakes that in the event of a Change in Control of the Company, the Company’s obligations under this Agreement shall continue to be in effect following such Change in Control, such as by  ensuring that the party acquiring control of the Company shall independently undertake to continue in effect this Agreement or, if not applicable, enter into a similar agreement with Indemnitee on terms and conditions at least as favorable to Indemnitee as this Agreement, to maintain the provisions of the Articles of Association allowing indemnification, if applicable, and, in any event, to indemnify Indemnitee in the event that the Company shall not have sufficient funds or otherwise shall not be able to fulfill its obligations hereunder.

4.

NO MODIFICATION.

No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by both of the parties hereto.  No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.  Any waiver shall be in writing.

5.

SUBROGATION.

In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all documents required and take any actions which may be necessary to secure such rights, including the execution of such documents necessary to enable the Company to effectively bring suit to enforce such rights.

6.

REIMBURSEMENT.

The Company shall not be liable under this Agreement to make any payment in connection with any claim made against Indemnitee to the extent Indemnitee has otherwise received payment (under any insurance policy or otherwise) of the amounts indemnified hereunder. Any amounts paid to Indemnitee under such insurance policy or otherwise after the Company has indemnified the Indemnitee for such liability or expense shall be repaid to the Company promptly upon receipt by Indemnitee.

7.

EFFECTIVENESS.

Subject to the receipt of all the required approvals in accordance with the Israeli Law, including the approvals of the audit committee, the Board of Directors and to the  extent required, by the shareholders of the Company, this Agreement shall be in full force and effect as of the date hereof.

8.

NOTIFICATION AND DEFENSE OF CLAIM.

8.1

Promptly after receipt by Indemnitee of notice of the commencement of any action, suit or proceeding which may give rise to an indemnity claim by Indemnitee under this Agreement, Indemnitee will promptly notify the Company in writing of the commencement hereof; but the omission so to notify the Company will not release the Company from any liability which it may have under this Agreement.  With respect to any such action, suit or proceeding of which Indemnitee notifies the Company, and without derogating from Clause 2.1:

8.1.1

The Company will be entitled to participate therein at its own expense; and

8.1.2

Except as otherwise provided below, the Company (jointly with any other indemnifying party) will be entitled (but is not obligated) to assume the defense thereof, with counsel reasonably satisfactory to Indemnitee.  After notice from the Company to Indemnitee of its election to assume the defense thereof, the Company will not be liable to Indemnitee under this Agreement for any legal or other expenses subsequently incurred by Indemnitee in connection with the defense thereof other than reasonable costs of investigation or as otherwise provided below.  In the event the Company has assumed the defense as provided herein, Indemnitee shall have the right to engage a separate counsel in such action, suit or proceeding at his/her expense. The Company, however, will bear the expense or indemnify the Indemnitee for the fees of such separate counsel in the following events: (i) the engagement of counsel by Indemnitee has been authorized by the Company in writing and in advance; or (ii) Indemnitee shall have reasonably concluded that there may be a conflict of interest between the Company and the Indemnitee in the conduct of the defense of such action.

8.2

The Company shall not be liable to indemnify the Indemnitee under this Agreement for any amounts paid in settlement of any action or claim effected without its written consent.  The Company shall not settle any action or claim in any manner which would impose any penalty or limitation on the Indemnitee without the Indemnitee’s written consent.  Neither the Company nor the Indemnitee will unreasonably withhold their consent to any proposed settlement.

9.

NON-EXCLUSIVITY.

The rights of the Indemnitee hereunder shall not be deemed exclusive of any other rights he/she may have under the Company’s Articles of Association or applicable law or otherwise, and to the extent that during the Indemnification Period the rights of the then existing directors and Office Holders are more favorable to such directors or Office Holders than the rights currently provided thereunder or under this Agreement to Indemnitee, Indemnitee shall be entitled to the full benefits of such more favorable rights.

10.

BINDING EFFECT.

This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors, assigns, including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business and/or assets of the Company, spouses, heirs and personal and legal representatives.  This Agreement shall continue in effect during the Indemnification Period, regardless of whether Indemnitee continues to serve as an Office Holder or director of the Company or of any other enterprise at the Company’s request.

11.

SEVERABILITY.

The provisions of this Agreement shall be severable in the event that any provision hereof (including any provision within a single section, paragraph or sentence) is held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law.

12.

GOVERNING LAW, JURISDICTION.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel. The parties hereto irrevocably submit to the exclusive jurisdiction of the courts of Tel-Aviv in any action related to this Agreement.

13.

ENTIRE AGREEMENT AND TERMINATION.

This Agreement represents the entire agreement between the parties; and there are no other agreements, contracts or understandings between the parties with respect to the subject matter of this Agreement.  No termination or cancellation of this Agreement shall be effective unless in writing and signed by both parties hereto.

RADWARE LTD.

Name:________________

By:

Signature: ____________

Schedule A

1.	Negotiations, execution, delivery and performance of agreements on behalf of the Company, including, without derogating from the generality of the foregoing, claims for breach of contract, breach of warranty or false representations	$20,000,000
2.	Without derogating from the above, acts and omissions in connection with the sale and/or purchase of assets, shares and/or legal entities, including any investments, mergers and acquisitions	$20,000,000
3.	Anti-competitive acts and acts of commercial wrongdoing	$20,000,000
4.	Acts in regard of invasion of privacy including, without limitation, with respect to databases and acts in regard of slander	$20,000,000
5.	Acts in regard of violation of copyrights, patents, trademarks, service marks, designs and any other intellectual property rights; Acts in connection with the intellectual property of the Company and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property	$20,000,000
6.	Acts in regard of “Y2K” malfunctions	$5,000,000
7.	Approval of corporate actions including the approval of the acts of the Company’s management, their guidance and their supervision	$20,000,000
8.	Claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care in regard of the Company’s business	$20,000,000
9.	Violations of securities laws of any jurisdiction, including without limitation, fraudulent disclosure claims, failure to comply with SEC and/or Nasdaq rules and other claims relating to relationships with investors and the investment community	$30,000,000
10.	Without derogating from the above, any claim in connection with the offering of the Company’s securities to the public and/or based on a prospectus any other public filings made by the Company	$20,000,000

11.	Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction	$20,000,000
12.	Claims in connection with publishing or providing any information, including any filings with governmental authorities, on behalf of the Company in the circumstances required under applicable laws	$20,000,000
13.	Violations of any law or regulation governing domestic and international trade in any jurisdiction, including, without limitation, export laws.	$10,000,000
14.	Claims in connection with employment relationships with Company’s or its subsidiaries’ employees, including, without limitations, claims for severance, unfair dismissal, harassment and discrimination	$10,000,000 per case
15.	Acts or omissions in connection with the management and operation of the Company, including, without limitation, claims in connection with the Company’s relationship with suppliers, customers, distributors, resellers, subcontractors, lessors and lessees	$10,000,000
16.	Without derogating from the above, acts and omissions in connection with the management and monitoring of the Company’s funds and assets	$20,000,000
17.	Actions taken pursuant to or in accordance with the policies and procedures of the Company, whether such policies and procedures are published or not.	$10,000,000
18.	Actions in connection with product liability, including, without limitation, the testing of products developed by the Company and/or in connection with the distribution, sale, license or use of such products;	$10,000,000